Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Coupang, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

22266T109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22266T109	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 426,156,413
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 426,156,413

9	Aggregate Amount Beneficially Owned by Each Reporting Person 426,156,413
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 26.7%
12	Type of Reporting Person CO

CUSIP No. 22266T109	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons SVF Investments (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 426,156,413
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 426,156,413

9	Aggregate Amount Beneficially Owned by Each Reporting Person 426,156,413
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 26.7%
12	Type of Reporting Person CO

CUSIP No. 22266T109	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Coupang, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

720 Olive Way, Suite 600, Seattle, WA 98101

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SVF Investments (UK) Limited

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 69 Grosvenor Street, London, W1K 3JP, United Kingdom.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

22266T109

ITEM 3.

Not applicable.

CUSIP No. 22266T109	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 1,595,495,238 shares of Class A Common Stock outstanding as of November 3, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	426,156,413	26.7%	0	426,156,413	0	426,156,413
SVF Investments (UK) Limited	426,156,413	26.7%	0	426,156,413	0	426,156,413

SVF Investments (UK) Limited is the record holder of the securities reported herein.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of SVF Investments (UK) Limited. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF Investments (UK) Limited’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 22266T109	Schedule 13G	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 22266T109	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Investments (UK) Limited
By:	SB Investment Advisers (UK) Limited, its manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

CUSIP No. 22266T109	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).